Exhibit 99.1

Blocklisting Six Monthly Return

London: Friday, June 28, 2019:  Hutchison China MediTech Limited (“Chi-Med” or the “Company”) (AIM/Nasdaq: HCM) announces the following blocklisting six monthly return:

1.	Name of applicant:	Hutchison China MediTech Limited
2.	Name of scheme:	(a)	Share Option Scheme conditionally adopted by Hutchison China MediTech Limited in 2005 (“2005 HCML Share Option Scheme”)
		(b)	Share Option Scheme conditionally adopted by Hutchison China MediTech Limited in 2015 (“2015 HCML Share Option Scheme”)
3.	Period of return:	From December 29, 2018 to June 28, 2019
4.	Balance under scheme from previous return:	(a)	2005 HCML Share Option Scheme: 2,067,910 ordinary shares of US$0.1 each
(b)

2015 HCML Share Option Scheme: 23,130,970 ordinary shares of US$0.1 each

Note: Chi-Med underwent a share subdivision which took effect on May 30, 2019 on the basis of 10 new ordinary shares of US$0.1 each for every existing ordinary share of US$1 each. For consistency, the balance of unallotted securities under the schemes from the previous return above have been adjusted to reflect the post-subdivision (i.e. current) share capital of the Company.

5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	(a)	2005 HCML Share Option Scheme: Nil
		(b)	2015 HCML Share Option Scheme: Nil
6.	Number of securities issued/allotted under scheme during period:	(a)	2005 HCML Share Option Scheme: Nil
		(b)	2015 HCML Share Option Scheme: Nil
7.	Balance under scheme not yet issued/allotted at end of the period:	(a)	2005 HCML Share Option Scheme: 2,067,910 ordinary shares of US$0.1 each
		(b)	2015 HCML Share Option Scheme: 23,130,970 ordinary shares of US$0.1 each
8.	Number and class of securities originally listed and the date of admission:	(i)	2,560,606 ordinary shares of US$1 each admitted on June 26, 2007
		(ii)	1,000,000 ordinary shares of US$1 each admitted on June 20, 2016
		(iii)	1,425,597 ordinary shares of US$1 each admitted on April 27, 2018

(iv)

25,198,880 ordinary shares of US$0.1 each admitted on June 17, 2019 (to replace the Company’s previous block admission schemes following the Company’s share subdivision which took effect on May 30, 2019)

9.	Total number of securities in issue at the end of the period:	666,577,450 ordinary shares of US$0.1 each
Name of contact:		Christian Hogg
Address of contact:		Level 18, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong
Telephone number of contact:		+852 2121 8200

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 440 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
	Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500